COMMENTS RECEIVED ON 08/10/2018

FROM EDWARD BARTZ

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Low-Priced Stock Fund

Fidelity Low-Priced Stock K6 Fund

POST-EFFECTIVE AMENDMENT NO. 180

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in low-priced stocks (those priced at or below $35 per share or with an earnings yield at or above the median for the Russell 2000® Index), which can lead to investments in small and medium-sized companies. Earnings yield represents a stock's earnings per share for the most recent 12-months divided by current price per share.”

C:

The Staff asks that we explain why the criteria underlined above is appropriate for a low-priced stock fund.

R:

The Staff has indicated that an investment company may use any “reasonable definition” of the terms used in its name. Similar to the manner in which many funds seek to define a fund’s capitalization range when required to do so under Rule 35d-1, we believe the reference to the median earning yields of companies contained in the fund’s primary benchmark provides the fund with a relative pricing component previously excluded from the fund’s investment universe.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure is appropriate.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add small cap, mid cap, growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) or affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.

5.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

6.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.